Mail Stop 4561

      July 19, 2006

Richard Balanson
Chief Executive Officer
Maxwell Technologies, Inc.
9244 Balboa Avenue
San Diego, California 92133

Re:	Maxwell Technologies, Inc.
	Registration Statement on Form S-3
	File No. 333-135249
	Filed on June 23, 2006
	Form 10-K
	File No. 001-15477
	Filed on March 16, 2006

Dear Mr. Balanson,

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Prospectus Summary, page 2
1. You disclose that Maxwell Technologies issued 2,250,000 shares of its common stock to Montena SA as a result of the Stock Purchase and
Barter Agreement. However, your registration statement is registering 2,117,000 shares of common stock and the selling security holder table on page 14 discloses that that Montena SA owns 2,117,000. Please advise or revise your disclosure to reconcile.

Form 10-K for the year ended December 31, 2005
2. You disclose in your periodic reports that your principal executive officer and principal financial officer have concluded that your "disclosure controls and procedures are effective to ensure that information required to be disclosed in [y]our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission`s rules and forms." However, Item 307 requires that your principal executive officer and principal financial officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (e) of 13a-15 or 15d-15. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your principal executive officer and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-15. Accordingly, tell us whether Maxwell Technologies` disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 for the year ended December 31, 2005 and confirm that Maxwell Technologies will evaluate its disclosure controls and procedures required by these rules in all future reports.
3. You disclose that "[s]ubsequent to the evaluation and through the date of this filing of Form 10-K for fiscal year 2005, [you] have not identified any significant changes in [y]our internal controls or in the other factors that are reasonably likely to materially affect [y]our internal controls." Please supplementally confirm the company did not have any changes in its internal control over financial reporting, that occurred during the final quarter of the fiscal year that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting, if true.
We
remind you that this evaluation should be made in all future reports.
See Item 308(c) of Regulation S-K and Rule 13a-15(d) to the
Exchange
Act.

*    *    *    *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.










Please contact Jeffrey Werbitt at (202) 551-3456 or me at (202)
3462
with any other questions.

      Sincerely,



								Mark P. Shuman
								Branch Chief-Legal
Office of Computers and       Online Services


cc:	Jeffrey Higgins, Esquire
	Afif G. Khoury, Esquire
	Gunderson Dettmer Stough Villeneuve Franklin
           & Hachigian LLP
      11682 El Camino Real, Suite 100
      San Diego, California 92130



Richard Balanson
Maxwell Technologies, Inc.
July 19, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE